September 3, 2019

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp.
120 Hawthorne Avenue
Palo Alto, CA 94301

       Re: Social Capital Hedosophia Holdings Corp.
           Registration Statement on Form S-4
           Filed August 7, 2019
           File No. 333-233098

Dear Mr. Palihapitiya:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed August 7, 2019

Prospectus Summary, page 1

1. Please revise to provide the dates of the U.S. Chamber of Commerce article you cite here and the Credit Suisse Research Institute report you cite on page 201.
2. Please disclose your expected timeline of achieving and the substance of your remaining verification and validation steps that must be completed before the FAA will clear you to include customers on your spaceflights.
 Chamath Palihapitiya
FirstName LastNameChamath Palihapitiya
Social Capital Hedosophia Holdings Corp.
Comapany 3, 2019
September NameSocial Capital Hedosophia Holdings Corp.
September 3, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
Risks Related to VGH, Inc.'s Business
Due to the inherent risks associated with commercial spaceflight..., page 37

3. Please disclose your conclusions about and steps you have taken to address the causes of the October 31, 2014 in-flight incident.
Risks Related to the Consummation of the Domestication
The provisions of the proposed certificate of incorporation requiring exclusive forum in the
Court of Chancery of the State of Delaware..., page 71

4. You disclose here and elsewhere that your certificate of incorporation includes a forum selection provision identifying the Court of Chancery of the State of Delaware as the
         exclusive forum for certain litigation, including any "derivative action," but that, notwithstanding this provision, your proposed certificate of incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. However, your form of Certificate of Incorporation included as Annex F does not include this limitation. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in your Certificate of Incorporation states this clearly.
Background to the Business Combination, page 111

5. We note your disclosure that the initial non-binding letter SCH sent to Virgin management on January 24, 2019 included an initial enterprise value for the Virgin Galactic business operated by the VG Companies and the Virgin Orbit business of $1.5 billion on a pre-
         transaction, debt-free, cash-free basis. After the Virgin Orbit business was excluded, on
         March 2, 2019, you further disclose that SCH sent to Virgin management the first version of a new non-binding letter of intent, and that this $850 million (with no earn-out opportunity) and a secondary repurchase of up to $150 million valuation fell within the lower range of valuations that SCH management had considered for the VG Companies alone. Please revise to provide additional details regarding how SCH determined the valuation of the Virgin businesses initially and then the range of valuations for the VG
         Companies alone.
Projected Financial Information, page 128

6. We note your disclosure regarding the financial projections provided by management of the VG Companies to SCH. Please disclose, and quantify as appropriate, the material assumptions underlying these projections. For example, we note that the projected financial summary on slide 61 from the investor presentation filed on an Exhibit 99.2 to a
         Form 8-K, Rule 425 filing, filed on July 9, 2019 includes assumptions as to the numbers of vehicles, total flights and total number of passengers, among other assumptions
 Chamath Palihapitiya
FirstName LastNameChamath Palihapitiya
Social Capital Hedosophia Holdings Corp.
Comapany 3, 2019
September NameSocial Capital Hedosophia Holdings Corp.
September 3, 2019 Page 3
Page 3
FirstName LastName
         disclosed that appear to underlie the revenue projections.
U.S. Federal Income Tax Considerations, page 163

7. You disclose that you intend the domestication will qualify as a "reorganization" within the meaning of Section 368(a)(1)(F) of the Code. As such, a tax opinion appears required. If you elect to use a short-form opinion, please note that the opinion and the related tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel and that disclosure must clearly identify and articulate the opinion being rendered. Please refer to Section III of
         Staff Legal Bulletin 19 (Oct. 14, 2011).
Unaudited Pro Forma Condensed Combined Financial Information, page 173

8. Please tell us your consideration of reflecting the new trademark license agreement granting the rights to use certain VIRGIN marks in the pro forma financial statements pursuant to Item 11-02 of Regulation S-X.
Information About SCH
Directors and Executive Officers, page 188

9. A number of the biographical sketches of your officers and directors are unclear with regard to the most recent five years of business experience, including positions held during that time. In particular, please revise the sketches for Messrs. Williamsand Bain to eliminate any gaps or ambiguities regarding their experience during the most recent five years. Please also disclose any other directorships held by them in another public company during that timeframe. In this regard, we note that Mr. Palihapitiya appears serve as a director of Slack Technologies Inc. See Item 401(e) of Regulation S-K.
Facilities, page 216

10. Please file copies of the lease agreements for your facilities at the Mojave Air and Space
         Port in Mojave, California or explain why they are not required to be filed. Refer to Item
         601(b)(10) of Regulation S-K.
The VG Companies Management's Discussion and Analysis of Financial Condition and Results of Operations
Funding Requirements, page 227

11. We note that the VG Companies have two additional SpaceShipTwo vehicles under construction to expand the fleet to a total of five SpaceShipTwo by the end of 2023, in addition to expenditures related to the anticipated launch in 2020. Please provide an estimate of the amount of capital necessary to accomplish these goals as well as the timing of such costs. See Item 303(a)(2) of Regulation S-K.
 Chamath Palihapitiya
Social Capital Hedosophia Holdings Corp.
September 3, 2019
Page 4
Executive Compensation
Executive Compensation Arrangements, page 242

12. Please file copies of your employment agreements with George T. Whitesides, Michael
      Moses, and Enrico Palermo as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-
      K.
Virgin Galactic Business Financial Statements
Basis of Presentation, page F-31

13. We note that the carve-out historical combined financial statements of the Virgin Galactic
      Business do not reflect any attribution of debt or allocation of interest expense. Please tell us your consideration of attributing debt or allocating interest expense to the carve-out financial statements and the basis for your conclusion of your current treatment.
Customer Deposits, page F-31

14. Please provide an accounting policy for your treatment of customer deposits, including the circumstances in which the deposits become nonrefundable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Theresa Brillant, Staff Accountant, at 202-551-3307, or Andrew Mew,
Senor Assistant Chief Accountant, at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                             Sincerely,
FirstName LastNameChamath Palihapitiya
                                                      Division of Corporation
Finance
Comapany NameSocial Capital Hedosophia Holdings Corp.
                                                      Office of Transportation
and Leisure
September 3, 2019 Page 4
cc:       Howard Ellin
FirstName LastName